OneGlobe Citizen

Capital Structure

Outstanding Units: 1,500,000
Unit Classes: Only A Units

Current Capital Ownership:
Management Team = 96.5 %
Initial Investors = 3.5%

This Capital Raise:
Units Available: 214,041
Unit Class: A Units
Price Per Unit: $2.92
Percentage of Company Offered: 12.488%
Post Money Valuation: $5,005,000.00

Company Data	
Entity Type	Illinois Limited Liability Company
Class A Common Units Authorized	1,500,000
Class A Common Units Outstanding	214,041
Total Units Outstanding	**214,041**
Market Cap (pre-funding)	$4,480,000
Available Units (Fully Subscribed)	214,041
Market Cap (post-funding estimate)	$5,005,000
Total Shares Outstanding (post- funding)	**1,500,000**